SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.4)*

                         The Hain Celestial Group, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   405217100
                                 (CUSIP Number)

                                  Marc Weitzen
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 13, 2010
             Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       High  River  Limited  Partnership

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       1,225,224

8    SHARED  VOTING  POWER
       0

9    SOLE  DISPOSITIVE  POWER
       1,225,224

10   SHARED  DISPOSITIVE  POWER
       0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,225,224

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       2.86%

14   TYPE  OF  REPORTING  PERSON
       PN

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Hopper  Investments  LLC

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       0

8    SHARED  VOTING  POWER
       1,225,224

9    SOLE  DISPOSITIVE  POWER
       0

10   SHARED  DISPOSITIVE  POWER
       1,225,224

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,225,224

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       2.86%

14   TYPE  OF  REPORTING  PERSON
       OO

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Barberry  Corp.

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       0

8    SHARED  VOTING  POWER
       1,225,224

9    SOLE  DISPOSITIVE  POWER
       0

10   SHARED  DISPOSITIVE  POWER
       1,225,224

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,225,224

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       2.86%

14   TYPE  OF  REPORTING  PERSON
       CO

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Icahn  Partners  Master  Fund  LP

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       2,087,341

8    SHARED  VOTING  POWER
       0

9    SOLE  DISPOSITIVE  POWER
       2,087,341

10   SHARED  DISPOSITIVE  POWER
       0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       2,087,341

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       4.88%

14   TYPE  OF  REPORTING  PERSON
       PN

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Icahn  Partners  Master  Fund  II  LP

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       679,014

8    SHARED  VOTING  POWER
       0

9    SOLE  DISPOSITIVE  POWER
       679,014

10   SHARED  DISPOSITIVE  POWER
       0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       679,014

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       1.59%

14   TYPE  OF  REPORTING  PERSON
       PN

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Icahn  Partners  Master  Fund  III  LP

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       294,775

8    SHARED  VOTING  POWER
       0

9    SOLE  DISPOSITIVE  POWER
       294,775

10   SHARED  DISPOSITIVE  POWER
       0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       294,775

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       0.69%

14   TYPE  OF  REPORTING  PERSON
       PN

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Icahn  Offshore  LP

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       0

8    SHARED  VOTING  POWER
       3,061,130

9    SOLE  DISPOSITIVE  POWER
       0

10   SHARED  DISPOSITIVE  POWER
       3,061,130

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       3,061,130

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       7.15%

14   TYPE  OF  REPORTING  PERSON
       PN

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Icahn  Partners  LP

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       1,839,765

8    SHARED  VOTING  POWER
       0

9    SOLE  DISPOSITIVE  POWER
       1,839,765

10   SHARED  DISPOSITIVE  POWER
       0

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,839,765

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       4.30%

14   TYPE  OF  REPORTING  PERSON
       PN

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Icahn  Onshore  LP

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       0

8    SHARED  VOTING  POWER
       1,839,765

9    SOLE  DISPOSITIVE  POWER
       0

10   SHARED  DISPOSITIVE  POWER
       1,839,765

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       1,839,765

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       4.30%

14   TYPE  OF  REPORTING  PERSON
       PN

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Icahn  Capital  LP

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       0

8    SHARED  VOTING  POWER
       4,900,895

9    SOLE  DISPOSITIVE  POWER
       0

10   SHARED  DISPOSITIVE  POWER
       4,900,895

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       4,900,895

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       11.45%

14   TYPE  OF  REPORTING  PERSON
       PN

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       IPH  GP  LLC

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       0

8    SHARED  VOTING  POWER
       4,900,895

9    SOLE  DISPOSITIVE  POWER
       0

10   SHARED  DISPOSITIVE  POWER
       4,900,895

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       4,900,895

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       11.45%

14   TYPE  OF  REPORTING  PERSON
       OO

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Icahn  Enterprises  Holdings  L.P.

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       0

8    SHARED  VOTING  POWER
       4,900,895

9    SOLE  DISPOSITIVE  POWER
       0

10   SHARED  DISPOSITIVE  POWER
       4,900,895

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       4,900,895

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       11.45%

14   TYPE  OF  REPORTING  PERSON
       PN

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Icahn  Enterprises  G.P.  Inc.

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       0

8    SHARED  VOTING  POWER
       4,900,895

9    SOLE  DISPOSITIVE  POWER
       0

10   SHARED  DISPOSITIVE  POWER
       4,900,895

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       4,900,895

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       11.45%

14   TYPE  OF  REPORTING  PERSON
       CO

                                  SCHEDULE 13D

CUSIP  No.  405217100


1.   NAME  OF  REPORTING  PERSON
       Beckton  Corp.

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS
       WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       0

8    SHARED  VOTING  POWER
       4,900,895

9    SOLE  DISPOSITIVE  POWER
       0

10   SHARED  DISPOSITIVE  POWER
       4,900,895

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       4,900,895

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       11.45%

14   TYPE  OF  REPORTING  PERSON
       CO

                                  SCHEDULE 13D

CUSIP  No.  405217100


1    NAME  OF  REPORTING  PERSON
       Carl  C.  Icahn

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
       (a)  /  /
       (b)  /  /

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d)  or  2(e)     /  /

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
       United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7    SOLE  VOTING  POWER
       0

8    SHARED  VOTING  POWER
       6,126,119

9    SOLE  DISPOSITIVE  POWER
       0

10   SHARED  DISPOSITIVE  POWER
       6,126,119

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       6,126,119

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       /  /

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       14.31%

14   TYPE  OF  REPORTING  PERSON
       IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on May 13, 2010, and as amended by the Amendment Number One to the Schedule 13D filed on May 24, 2010, Amendment Number Two to the Schedule 13D filed on July 7, 2010 and Amendment Number Three to the Schedule 13D filed on August 10, 2010 by the Reporting Persons (together, the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 (the "Shares") issued by The Hain Celestial Group, Inc. (the "Issuer") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

     The Reporting Persons hold, in the aggregate, 6,126,119 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $121.7 million (including commissions and premiums for the options to purchase Shares). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. As of the close of business on August 10, 2010, the indebtedness of (i) High River's margin account was approximately $717.1 million, (ii) Icahn Partners' margin account was approximately $277.1 million, (iii) Icahn Master's margin account was approximately $358.4 million,
(iv) Icahn Master II's margin account was approximately $232.3 million, and (v) Icahn Master III's margin account was approximately $39.4 million.

Item 5. Interest in Securities of the Issuer

     Items 5 (a) and (b) of the Schedule 13D are hereby amended by replacing them in its entirety with the following:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,126,119 Shares, representing approximately 14.31% of the Issuer's outstanding Shares (based upon the 42,816,657 Shares stated to be outstanding as of August 23, 2010 by the Issuer in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 30, 2010).

     (b) High River has sole voting power and sole dispositive power with regard to 1,225,224 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 2,087,341 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 679,014 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 294,775 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 1,839,765 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     Item  5  (c)  of  the  Schedule  13D is hereby replaced with the following:

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on September 13, 2010. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

                                            No. of         Purchase Price Per
Name of                     Date of     Shares/Options       Share (U.S.$)/
Reporting Person          Transaction     Purchased        Exercise Price
----------------          -----------   --------------     ------------------
High River                08/10/2010       405,046.00(1)      11.70(2)
High River                08/30/2010        11,180.00         22.16
High River                08/31/2010         5,000.00         22.31
High River                09/01/2010        36,720.00         22.79
High River                09/02/2010           140.00         23.01
High River                09/08/2010        12,100.00         24.53
High River                09/09/2010           940.00         24.33
High River                09/10/2010        15,000.00         23.90
High River                09/13/2010        13,980.00         23.72


Icahn Partners            08/10/2010       589,852.00(1)      11.70(2)
Icahn Partners            08/30/2010        31,837.00         22.16
Icahn Partners            08/31/2010        17,235.00         22.31
Icahn Partners            09/01/2010        71,390.00         22.79
Icahn Partners            09/02/2010           244.00         23.01
Icahn Partners            09/08/2010        21,091.00         24.53
Icahn Partners            09/09/2010         1,639.00         24.33
Icahn Partners            09/10/2010        26,147.00         23.90
Icahn Partners            09/13/2010        24,367.00         23.72


Icahn Master             08/10/2010       695,159.00(1)      11.70(2)
Icahn Master             09/01/2010        64,320.00         22.79
Icahn Master             09/02/2010           277.00         23.01
Icahn Master             09/08/2010        23,930.00         24.53
Icahn Master             09/09/2010         1,858.00         24.33
Icahn Master             09/10/2010        29,664.00         23.90
Icahn Master             09/13/2010        27,648.00         23.72


Icahn Master II          08/10/2010       243,356.00(1)      11.70(2)


Icahn  Master  III       08/10/2010        91,815.00(1)      11.70(2)
Icahn  Master  III       08/30/2010        12,883.00         22.16
Icahn  Master  III       08/31/2010         2,765.00         22.31
Icahn  Master  III       09/01/2010        11,170.00         22.79
Icahn  Master  III       09/02/2010            39.00         23.01
Icahn  Master  III       09/08/2010         3,379.00         24.53
Icahn  Master  III       09/09/2010           263.00         24.53
Icahn  Master  III       09/10/2010         4,189.00         23.90
Icahn  Master  III       09/13/2010         3,905.00         23.72

(1) Shares underlying American-style call options purchased by the applicable Reporting Person, which expire on May 7, 2012. On August 10, 2010, the
Reporting  Persons  exercised  all  such  call  options.

(2) Per share exercise price of call options purchased by the Reporting Persons. Exercise price will be adjusted to account for any dividends or other distributions declared by the Issuer prior to exercise of the options. The premium for such call options was approximately 35% of the market price.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September  14,  2010


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:     /s/  Edward  E.  Mattner
             ------------------------
             Name:   Edward  E.  Mattner
             Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


     By:     /s/ Dominick  Ragone
             -------------------
             Name:   Dominick  Ragone
             Title:  Chief  Financial  Officer

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN






[Signature Page of Schedule 13D Amendment No. 4- The Hain Celestial Group, Inc.]